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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                       REGISTRATION NO. 33-63057

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS AND PROSPECTUS SUPPLEMENT DATED DECEMBER 6, 1995)

                         4,000,000 PREFERRED SECURITIES

                        GREAT WESTERN FINANCIAL TRUST I

        8 1/4% TRUST ORIGINATED PREFERRED SECURITIES(SM) ("TOPrS(SM)")
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

                      GREAT WESTERN FINANCIAL CORPORATION

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  On December 7, 1995, as part of the Budget proposal of the Clinton
Administration, the United States Treasury Department (the "Treasury Department") proposed certain changes in the United States federal income tax law (the "Proposal") which, among other things, would have the result that interest payable to the Trust on the Subordinated Notes would not be deductible by GWFC for United States federal income tax purposes. The Treasury Department has announced that instruments issued pursuant to a commitment that was binding before December 7, 1995 (which would include the Preferred Securities and the Subordinated Notes) will not be subject to the Proposal. GWFC cannot predict whether or not the Proposal will result in proposed legislation, whether such legislation will be enacted into law, or whether any such law would ultimately apply to the Subordinated Notes. If the law ultimately would apply to the Subordinated Notes, or certain tax changes or additional announcements of prospective tax changes should be made, a Tax Event might occur. "Tax Event" means that the Regular Trustees shall have received an opinion from independent tax counsel experienced in such matters to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or, with respect to clause (iii) below, any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations, there is more than an insubstantial risk that (i) the Trust would be subject to United States federal income tax with respect to income accrued or received on the Subordinated Notes, (ii) interest payable to the Trust on the Subordinated Notes would not be deductible by GWFC for United States federal income tax purposes or (iii) the Trust would be subject to more than a de minimis amount of other taxes, duties or other governmental charges, which change or amendment is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken (irrespective of any retroactive effect) on or after December 6, 1995. See "Risk Factors-- Special Event Redemption or Distribution" and "Description of the Offered Preferred Securities--Special Event Redemption or Distribution."

  In addition, under the Proposal, the dividends received deduction available to corporations owning less than 20% (by vote and value) of the stock of a U.S. corporation would be reduced from 70% to 50% of the dividends received. See "Description of the Offered Preferred Securities--Regulatory Event Distribution or Conversion" for a description of the circumstances under which holders of the Preferred Securities may become holders of Depositary Shares representing an interest in GWFC's 8 1/4% Cumulative Preferred Stock. The value of the Depositary Shares could be adversely affected by any decrease in the dividends received deduction.

  Distributions on the Preferred Securities will accrue from the date of original issuance, currently expected to be on or about December 14, 1995.

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          The date of this Prospectus Supplement is December 11, 1995.

 (SM) "Trust Originated Preferred Securities" and "TOPrS" are service marks of
                           Merrill Lynch & Co., Inc.